Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

GFL Environmental Inc. (“GFL” or the “Company”)

Suite 500, 100 New Park Place

Vaughan, Ontario

L4K 0H9

2.	DATE OF MATERIAL CHANGE

April 12, 2026

3.	NEWS RELEASE

A joint news release setting out information concerning the material changes described in this report was issued by the Company and SECURE Waste Infrastructure Corp. (“SECURE”) on April 13, 2026 and disseminated through the facilities of a recognized newswire service and subsequently filed under the Company’s corporate profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

4.	SUMMARY OF MATERIAL CHANGE

On April 12, 2026, GFL and SECURE entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, GFL has agreed to acquire all of the issued and outstanding common shares (the “SECURE Shares”) in the capital of SECURE on the terms and conditions set out in the Arrangement Agreement and in accordance with a statutory plan of arrangement (the “Plan of Arrangement”) pursuant to section 193 of the Business Corporations Act (Alberta) (the “Arrangement”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been separately filed by GFL with the Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Arrangement Agreement.

The Arrangement

On April 12, 2026, GFL and SECURE entered into the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (attached as Schedule “A” to the Arrangement Agreement) pursuant to which, among other things, GFL will acquire all of the issued and outstanding SECURE Shares and SECURE will become an indirect wholly-owned subsidiary of GFL.

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Based on the volume weighted average price of both the SECURE Shares and the subordinate voting shares of GFL (each being a “Purchaser Subordinate Voting Share”) determined as of the close of business on April 10, 2026, pursuant to the Arrangement, holders of SECURE Shares (“SECURE Shareholders”) (other than Dissenting Shareholders) (as defined in the Plan of Arrangement) will transfer their SECURE Shares to GFL in the manner set forth in the Plan of Arrangement, and will receive consideration with an implied value equal to $24.75, plus a nominal mandatory cash amount of $0.0001 (the “Mandatory Cash Amount”) in total consideration per SECURE Share. Each SECURE Shareholder shall be entitled to elect to receive for each SECURE Share held: (i) $24.75 in cash (the “Cash Elected Consideration”); (ii) 0.4195 of a Purchaser Subordinate Voting Share (the “Share Elected Consideration”); or (iii) a combination of $4.95 in cash and 0.3356 of a Purchaser Subordinate Voting Share (the “Combination Elected Consideration”), subject to rounding, and in each case, plus the Mandatory Cash Amount. The Cash Elected Consideration and Share Elected Consideration will be subject to proration based on the Cash Maximum and the Share Maximum (each as defined below), as set out in the Plan of Arrangement, and the Combination Elected Consideration will not be subject to proration. Notwithstanding any election for the Cash Elected Consideration or the Share Elected Consideration made by a SECURE Shareholder, such SECURE Shareholder may receive a combination of Cash Consideration and Share Consideration (each as defined in the Plan of Arrangement), depending on the elections (including deemed elections) made by all SECURE Shareholders. Pursuant to the Plan of Arrangement, the maximum aggregate amount of Cash Consideration will be limited to the product obtained by multiplying $4.95 by the total number of SECURE Shares issued and outstanding immediately before the effective time of the Arrangement (the “Cash Maximum”), and the maximum amount of Share Consideration will be limited to the product obtained by multiplying 0.3356 by the total number of SECURE Shares issued and outstanding immediately before the effective time of the Arrangement (the “Share Maximum”).

As at the date of the Arrangement Agreement, existing shareholders of GFL would own approximately 84% and the former SECURE Shareholders would own approximately 16% of the Combined Company. Upon closing of the Arrangement, former SECURE Shareholders’ actual pro forma ownership in GFL may differ, and is subject to, among other things, changes in the total issued and outstanding Purchaser Subordinate Voting Shares and/or SECURE Shares immediately before the effective time of the Arrangement.

SECURE Meeting and Closing

SECURE expects to hold a special meeting of SECURE Shareholders (the “SECURE Meeting”) on May 27, 2026 to consider and, if thought fit, to approve a special resolution (the “Arrangement Resolution”) approving the Arrangement.

A full description of the Arrangement and certain terms of the Arrangement Agreement will be set forth in the management information circular of SECURE (the “Circular”), which will be mailed to SECURE Shareholders in connection with the SECURE Meeting and will be available on SECURE’s corporate profile on SEDAR+ at sedarplus.ca. Subject to the satisfaction or waiver of all conditions to completion of the Arrangement, the Arrangement is expected to close in the second half of 2026. The Arrangement Agreement provides that the outside date for completion of the Arrangement is November 1, 2026, subject to the right to extend such date for a total of up to 90 additional days, in 30-day increments, if the Required Regulatory Approvals have not been obtained.

In the event that the Arrangement closes, SECURE will become a wholly-owned indirect subsidiary of the Company.

Shareholder Approval and Support Agreements

The Arrangement Resolution must, subject to further order of the Court of King’s Bench of Alberta, be approved by: (i) not less than 66⅔% of the votes cast by SECURE Shareholders present in person or represented by proxy at the SECURE Meeting; and (ii) a simple majority of the votes cast by SECURE Shareholders present in person or represented by proxy at the SECURE Meeting, excluding those votes attached to SECURE Shares held by persons required to be excluded pursuant to MI 61-101 – Protection of Minority Security Holders in Special Transactions.

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TPG Angelo, Gordon & Co. LP and Solus Alternative Asset Management LP, which collectively own approximately 19% of the issued and outstanding SECURE Shares, together with the directors and senior officers of SECURE who collectively own approximately 2% of the issued and outstanding SECURE Shares, have entered into customary voting support agreements pursuant to which they have agreed to vote all of their SECURE Shares in favour of the Arrangement and to otherwise support the Arrangement, subject in each case to the terms thereof.

Conditions to the Completion of the Arrangement

In addition to the required approval of the SECURE Shareholders, completion of the Arrangement is subject to customary conditions including, among others: (i) the approval of the Arrangement by the Court of King’s Bench of Alberta; (ii) the receipt of approval under the Competition Act (Canada); (iii) the approval of the TSX and NYSE for the listing and posting for trading of the Purchaser Subordinate Voting Shares to be issued to SECURE Shareholders under the Arrangement on the TSX and NYSE, respectively; and (iv) holders of not more than 5% of the issued and outstanding SECURE Shares having validly exercised dissent rights with respect to the Arrangement that have not been withdrawn at the effective date of the Arrangement.

Non-Solicitation and Termination Rights and Fees

The Arrangement Agreement provides for customary non-solicitation covenants, subject to the right of the board of directors of SECURE to consider and accept a Superior Proposal and the customary right of GFL to match any such proposal.

The Arrangement Agreement provides that, upon the occurrence of certain termination events, SECURE may be required to pay GFL a termination fee of $200 million. Additionally, the Arrangement Agreement provides that, upon the occurrence of certain expense reimbursement events, GFL may be required to pay SECURE an expense reimbursement fee of $20 million.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information regarding this report, contact the following senior officer of the Company who is knowledgeable about the material changes described in this report:

Mindy Gilbert

Executive Vice-President and Chief Legal Officer

Phone: (905) 326-0101

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9.	DATE OF REPORT

April 22, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the Arrangement, including: the expected completion of the Arrangement and the timing thereof; the pro forma ownership of Purchaser Subordinate Voting Shares by SECURE Shareholders and GFL shareholders following completion of the Arrangement; and the expected timing for holding the SECURE Meeting. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to GFL’s future outlook, financial guidance and anticipated events or results. In some cases, forward-looking information can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that the Arrangement will be completed, or if so on the terms currently contemplated and as beneficial to the combined company as is anticipated by such forward looking information.

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “is expected”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. These statements are not guarantees of future performance, and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements or information.

Forward-looking information is based on GFL’s opinions, estimates and assumptions that it considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; GFL’s ability to obtain and maintain existing financing on acceptable terms; GFL’s ability to source and execute on acquisitions on terms acceptable to it; currency exchange and interest rates; commodity price fluctuations; GFL’s ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; its ability to maintain a favorable working capital position; the impact of competition; the changes and trends in its industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect the forward-looking information contained herein can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025, GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada, SECURE’s annual information form for the year ended December 31, 2025 and from time to time in filings made by SECURE with securities regulatory authorities. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although GFL has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to it or that GFL currently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward looking information contained in this release represents GFL’s expectations as of the date of this material change report (or as the date it is otherwise stated to be made) and is subject to change after such date. However, GFL disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.